Mitchell S. Nussbaum of Loeb & Loeb LLP 345 Park Avenue New York, NY 10154-1895	Direct 212.407.4159 Main 212.407.4000 Fax 212.407.4990 mnussbaum@loeb.com

December 14, 2007
Larry Spirgel, Assistant Director Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549 Mail Stop 3720

Re:	Spring Creek Acquisition Corp. Registration Statement on Form S-1 Filed November 9, 2007 File No. 333-147284
Dear Mr. Spirgel:

On behalf of our client, Spring Creek Acquisition Corp., a Cayman Island corporation (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”) one complete electronic version of Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-1 (No. 333-147284) (the “Registration Statement”), including one complete electronic version of the exhibits filed therewith.

By Federal Express, the Company is furnishing the Commission’s staff (the “Staff”) with three marked courtesy copies of Amendment No. 1 and all exhibits filed therewith.

Amendment No. 1 responds to the comments set forth in the Staff’s letter dated December 6, 2007 (the “Staff’s Letter”).

In order to facilitate your review of Amendment No. 1, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of Amendment No. 1.

Larry Spirgel, Assistant Director December 14, 2007 Page 2

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:
Comment Number	Comment and Response

General

1.
Please furnish supplementally a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with the FINRA. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter informing that the FINRA has no objections.

Prior to effectiveness of the Registration Statement the Company will (i) provide a letter informing that FINRA has no objections to the compensation to be paid to the underwriters, or (ii) FINRA will call the Staff to inform the Staff that FINRA has no objections to the compensation to be paid to the underwriters. The compensation to be paid to the underwriters has not yet been cleared with FINRA.

2.
We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legality opinion, underwriting agreement and warrant agreement. We must review these documents before the registration statement is declared effective, and we may have additional comments.

We have filed with this amendment certain of the exhibits to the Registration Statement, including the drafts of the legality opinions, underwriting agreement and warrant agreement.

3.
We note disclosure throughout your document that you have modified the industry standard conversion threshold from 20% to 40%. Provide clear disclosure regarding the reasons for this modification in the conversion in the summary section of your prospectus in addition to the risk factor disclosure you have provided on page 21, so that investors can better understand the company’s position when making an investment.

The disclosure on pages 8 and 58 of the Registration Statement has been revised to clarify the reasons for a 40% conversion threshold versus a 20% conversion threshold.

4.	Please advise whether you have a website. Refer to Item 101(e)(2) of Regulation S-K.

The Company has informed us that it does not have a website.

Larry Spirgel, Assistant Director December 14, 2007 Page 3

Prospectus Summary, page 1

5.
We note that you have committed to acquiring a business operating in China but give no assurances as to a particular industry. Clarify whether you are restricted to only acquiring businesses operating in China or could the company focus on a business in another sovereign nation.

The disclosure on pages 1 and 48 of the Registration Statement has been revised to clarify that the Company may not acquire a business that has its principal operations outside the Greater China region, which includes the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

Offering proceeds to be held in trust, page 5

6.	Indicate what happens if the expenses of the company exceed the amounts that will be available from the trust ($1,050,000).

The disclosure on pages 27, 41, 68 and 73 of the Registration Statement has been revised to clarify that the Company’s directors will not receive reimbursement for any out-of-pocket expenses they incur if such expenses exceed the amount available to the Company for working capital and general corporate purposes unless the Company consummates a business combination.

Shareholders must approve business combination, page 8

7.
Disclose whether there is a minimum number of days prior to a meeting to approve a business combination that the company will undertake to give notice of the meeting and mail the proxy statement to shareholders.

The disclosure on pages 8 and 56-57 of the Registration Statement has been revised to clarify that the Company will provide a minimum of 10 days notice, which exceeds the minimum number of days notice required under Cayman Islands law.

Escrow of founding shareholders’ shares, page 11

8.
We note that the insiders may engage in private sales of their securities prior to the consummation of a business combination. We also note the disclosure on page 53 indicating that the insiders have agreed to vote certain of their shares along with the majority of the shares voted by the public shareholders at the meeting. Make clear here that any purchasers in these private sales will not be restricted in how they vote at the meeting, so any such private sales could be used to increase the likelihood that a business combination receives shareholder approval.

Larry Spirgel, Assistant Director December 14, 2007 Page 4

The disclosure on pages 12 and 71 of the Registration Statement has been revised to clarify that any transfer of securities originally held by insiders will be conditioned on the transferee agreeing to the same restrictions as the original holders, including the terms of the escrow agreement.

Summary Financial Data, page 13

9.	We note that your officers and directors have agreed to purchase from you an aggregate of $1,250,000 of insider warrants. Disclose whether:

•	the insiders have any right to rescind the agreement to purchase;

•	there are any conditions to the insiders’ obligation to purchase; or

•	the insiders may obtain a refund for the purchase price of the warrants.

If so, describe the nature of such rights or conditions. We may have further comment.

The disclosure on pages 3, 47, 71 and 72 of the Registration Statement has been revised in accordance with the Staff’s comment.

Balance Sheet Data, page 13

10.	It is unclear to us how you calculated the working capital and total assets “as adjusted” amounts. Provide us with your calculations.

The table below demonstrates the Company’s calculation of the “as adjusted” working capital and total assets. The disclosure in the Registration Statement has been revised in accordance with these calculations.

Offering amount:	$36,000,000
Plus Private Placement:	$1,250,000
$37,250,000
Less Underwriting Fees:	$2,520,000
$34,730,000
Less Offering Costs:	$560,000
$34,170,000
Plus Shareholders’ Equity:	$20,547
$34,190,547
Plus Payment for UPO	$100
$34,190,647
Less Prepaid expenses	$37,500
$34,153,147

Larry Spirgel, Assistant Director December 14, 2007 Page 5

11.
We note in the first sentence of footnote (1) that your “as adjusted” balance sheet assumes the payment of the $1,080,000 in deferred underwriting discounts and commissions. We further note your statement in the fourth paragraph that your data “assumes that you have already paid the underwriters this amount.” Please revise to clarify that your data assumes that you will be obligated to make such payment, rather than that your data “assumes...payment.”

The disclosure on page 13 of the Registration Statement has been revised to clarify that the “as adjusted” data assumes that the Company will have an obligation to pay the deferred underwriting discounts and commissions.

12.
We note your statement in footnote (1) on page 37 that $37,500 in offering expenses will be reimbursed by you to management. Disclose how that amount has been reflected in your “as adjusted” information.

The disclosure on page 13 has been revised in accordance with the Staff’s comments.

Risk Factors, page 14

13.
Include an additional risk factor highlighting the fact that, as the company gets closer to the 18-month deadline for consummating an acquisition, it may lose leverage in negotiating the terms of an acquisition since the counterparty will know that the company has a firm deadline for completing the acquisition that cannot be extended.

The disclosure on page 20 of the Registration Statement has been revised in accordance with the Staff’s comment.

Larry Spirgel, Assistant Director December 14, 2007 Page 6

We may issue shares or debt securities..., page 18

14.	Clarify whether additional equity investors in a follow-on offering could reduce the $7.80 expected to be paid to initial investors if the trust is liquidated.

The disclosure on pages 19 and 46 of the Registration Statement has been revised in accordance with the Staff’s comment.

Our key personnel may negotiate employment or consulting agreements with a target business in connection with a particular business combination, page 19

15.	Please provide disclosure indicating whether any of your officers or directors are currently affiliated with any business whose purpose is similar to yours.

The Company respectfully submits that the first sentence under the risk factor entitled “Our officers and directors may in the future…” beginning on page 20 indicates that none of its officers and directors are currently involved with any blank check companies or offerings. The disclosure on page 68 of the Registration Statement has been revised to clarify the same point.

We will proceed with a business combination only if public shareholders owning less than 40% of the shares sold in this offering exercise their conversion rights, page 21

16.
We note that you continue to have the 80% threshold for the value of any business you acquire. Please revise to break out the second part of this risk factor such that it appears under a separate heading, in order that potential investors may more clearly note the additional difficulties you may have meeting the 80% threshold in light of decreased trust assets due to greater amounts of conversions than in standard SPAC transactions.

The disclosure on page 23 of the Registration Statement has been revised in accordance with the Staff’s comment.

An investment in this offering may involve adverse U.S. federal income tax consequences because the conversion or liquidation price per share is greater than an investor’s initial tax basis in our ordinary shares, page 34

17.
In light of the uncertainty regarding adverse U.S. federal income tax consequences relating to the risk you here describe, it appears that investors may need to have the benefit of an expert’s opinion to understand the tax consequences in order to make an informed investment decision. Please file an opinion of counsel as to the tax matters as an exhibit to the Form S-1 pursuant to Item 601(b)(8) of Regulation S-K

Larry Spirgel, Assistant Director December 14, 2007 Page 7

The Company does not believe that this risk is a material tax risk, and therefore respectfully submits that it should not be required to file a tax opinion.

Use of Proceeds, page 37

18.
We are uncertain why for comparative purposes you have used dollar figures where the over allotment option is not exercised, and percentages where the over allotment option is exercised. Please advise or revise.

The disclosure on page 37 of the Registration Statement has been revised to include appropriate column headings to avoid confusion on the part of readers.

Dilution, page 40

19.	Quantify the dilution to new investors if the underwriters fully exercise the over-allotment option.

The disclosure on pages 43 and 44 of the Registration Statement has been revised in accordance with the Staff’s comment.

20.
We note your adjustment to the denominator of 281,109 shares. Please disclose what this amount represents including how the amount was calculated. Further, clarify the difference and/or interrelationship between the 281,109 shares to be forfeited in the event of maximum conversion and the maximum of 168,750 shares that will be forfeited. Similarly revise page 42.

The disclosure on page 44 of the Registration Statement has been revised to clarify the disclosure regarding the possible forfeiture in connection with conversions by the Company’s public shareholders. The 168,750 will be forfeited by insiders in the event, and to the extent, that the underwriters fail to fully exercise their over-allotment option in order to maintain the insiders’ percentage ownership at 20%. This is reflected in the table through the different number of shares outstanding prior to this offering depending on whether the over allotment option is exercised. Furthermore, the 281,250 (or 323,450 if the underwriters over allotment option is exercised in full) will be forfeited by insiders in the event, and to the extent, that public shareholders convert greater than 20% of their shares at the time of approval of the business combination in order to prevent the insiders’ percentage ownership from exceeding 23.81%. The 281,109 figure has been revised to 281,250 to address a mathematical error throughout the document.

Capitalization, page 42

Larry Spirgel, Assistant Director December 14, 2007 Page 8

21.	We note that your “as adjusted” presentation assumes the note payable to shareholder as paid. Please tell us where this amount has been included in the use of proceeds adjustments on page 37.

The disclosure on page 45 of the Registration Statement has been revised to clarify that the loan proceeds from the note payable to shareholders were used to pay a portion of the expenses referenced in “Use of Proceeds” under the line items related to the SEC registration fee, FINRA filing fee and a portion of the legal and audit fees and expenses. The disclosure in “Use of Proceeds” includes these amounts that have already been paid.

Management’s Discussion and Analysis, page 43

Proposed Business, page 45

22.
We note the reference to the National Bureau of Statistics of China at the first bullet point under “Opportunities in Greater China.” Please provide us with marked copies of any materials that support this and any other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party.

We are supplementally providing the staff copies of the requested materials. These materials are publicly available and have not been specifically prepared for this filing.

Balance Sheet, page F-3

23.
We note your statement on page 13 that deferred offering costs which were paid prior to October 31, 2007 have been recorded as a long-term asset. Please revise your balance sheet to appropriately label such asset as long-term rather than current.

The disclosure on page 13 of the Registration Statement has been revised to clarify that the deferred offering costs have been recorded as current assets.

Note 6 - Commitments, page F-10

24.
Please tell us how you plan to value and account for the insider warrants. In this regard, we note that a portion of the warrants will be sold to officers and directors. Revise your disclosures accordingly.

The disclosure on page F-10 of the Registration Statement has been revised to clarify that the warrants will be accounted for as permanent equity on the balance sheet.

Larry Spirgel, Assistant Director December 14, 2007 Page 9

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4159.

Sincerely,

/s/ Mitchell S. Nussbaum
Mitchell S. Nussbaum
Loeb & Loeb LLP